UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Schiff Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

806693107

(CUSIP Number)

Dr. Jan Heinemann Bayer Aktiengesellschaft BAG-LPC-MA Kaiser-Wilhelm-Allee, Q26 51368 Leverkusen Germany Telephone: +49 214 30-1

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to: Matthew G. Hurd Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000

November 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 806693107	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer HealthCare LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): 00 (limited liability company)

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP NO. 806693107	13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON: Willow Road Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 14,973,148 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 14,973,148 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,973,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.06%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons (as defined in Item 2 below), Weider and TPG (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Support Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Persons, Weider, or TPG may be deemed to have beneficial ownership as a result of such Support Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. All references to the number of Shares outstanding are as of October 29, 2012, which figure is based on information provided to the Reporting Persons by the Issuer, and gives effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,323,160 shares of Class A Common Stock outstanding as of October 29, 2012 assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons, Weider and TPG collectively represent 85.16% of the total voting power of the Shares as of October 29, 2012. The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of October 29, 2012, which is comprised of 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock, par value $0.01 per share, and the Class B Common Stock, par value $0.01 per share (collectively, the “Shares”), of Schiff Nutrition International, Inc., a Delaware Corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on November 7, 2012 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by deleting the last paragraph thereof and adding the following in substitution therefor:

On November 18, 2012, the Issuer provided a written notice to BHC and Merger Sub concerning a $42.00 per Share, all cash acquisition proposal from Reckitt Benckiser Group plc, dated November 15, 2012. On November 19, 2012, BHC and Merger Sub provided the Company with a letter (the “Letter) in response to its notice. The Letter, a copy of which is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference in its entirety, stated as follows:

“Reference is made to: (i) that certain Agreement and Plan of Merger, dated as of October 29, 2012 (the “Merger Agreement”), by and among Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), Willow Road Company, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Schiff Nutrition International, Inc., a Delaware corporation (the “Company”); and (ii) your letter to Dr. Jan Heinemann dated November 18, 2012 (the “November 18 Letter”), which gave notice with respect to the $42.00 per common share, all cash Acquisition Proposal from Reckitt Benckiser Group plc dated November 15, 2012 (the “November 18 Proposal”). All capitalized terms used but not otherwise defined herein shall have the definitions set forth in the Merger Agreement.

Bayer AG’s Board of Management has decided not to propose any increase to the Merger Consideration payable in respect of the Company Common Stock in response to the November 18 Proposal. Bayer AG’s Board of Management continues to believe that the Merger transaction would represent a logical and strategic addition for Bayer’s Consumer Care business. However, it came to the conclusion that entering a competitive bidding process in response to the November 18 Proposal would result in a price outside Bayer’s set financial criteria. Having completed a number of successful acquisitions, Bayer plans to continue its strategy to augment organic growth with strategic bolt-on acquisitions.

Parent and Merger Sub hereby waive the conditions set forth in clauses i. and ii. of the second proviso of the first sentence of Section 5.3(f) of the Merger Agreement (the “Waived Conditions”) solely with respect to the November 18 Proposal. This waiver applies solely to the Waived Conditions, so that the actions specified in clauses (y) and (z) of such proviso (the “Actions”) may not be taken with respect to the November 18 Proposal unless the Company complies with the other provisions of Section 5.3(f), including the first proviso to such sentence, clause iii. of the second proviso to such sentence, and the sentences following clause iii, as well as any other provision of the Agreement that would be applicable to the Actions. This waiver does not and shall not apply to any Acquisition Proposal other than the November 18 Proposal or any actions taken with respect thereto, and in the event of any material revisions to the financial or other material terms of the November 18 Proposal, the applicable provisions of Section 5.3(f) of the Merger Agreement shall continue to apply. This waiver does not and shall not apply to any failure to comply with any provision of the Merger Agreement other than the Waived Conditions, and Parent and Merger Sub reserve all rights with respect to any such failure.”

BHC and Merger Sub confirmed to the Issuer that it may treat the Notice Period (as defined in the Merger Agreement) as having expired with respect to the November 18 Proposal (as defined in the Letter) for purposes of clause iii. of the second proviso of the first sentence of Section 5.3(f) of the Merger Agreement. In the event of any material revisions to the financial or other material terms of such November 18 Proposal, the applicable provisions of Section 5.3(f) will apply.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

6

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and restated in its entirety as set forth below:

Except for the contracts, arrangements, understandings and relationships described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons (previously filed with the Commission as Exhibit 1 to the Original 13D).

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.	Letter, dated November 19, 2012, from Parent and Merger Sub to the Company.

7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 20, 2012

BAYER AG

By:	/s/ Jan Heinemann
	Name:	Jan Heinemann
	Title:	Bayer AG Head of Legal/M&A

BAYER CORPORATION

By:	/s/ Keith R. Abrams
	Name:	Keith R. Abrams
	Title:	Vice President, Associate General Counsel and Assistant Secretary

BAYER HEALTHCARE LLC

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Assistant Secretary

WILLOW ROAD COMPANY

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons (previously filed with the Commission as Exhibit 1 to the Original 13D).

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.	Letter, dated November 19, 2012, from Parent and Merger Sub to the Company.

9